SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2016

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-38103

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of the plan)

Janus Henderson Group plc

201 Bishopsgate

EC2M 3AE

United Kingdom

(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

Janus 401(k) and Employee Stock Ownership Plan

*NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Trustee, Participants, and Advisory Committee of
Janus 401(k) and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of Janus 401(k) and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

June 29, 2017

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2016	2015

Cash and investments:
Cash	$8,142	$5,324
Participant-directed investments	228,794,598	212,483,472
Nonparticipant-directed investments — Janus Capital Group Inc. common stock	15,755,347	18,161,719
Total cash and investments	244,558,087	230,650,515

Notes receivable from participants	2,213,672	2,532,038

Net assets available for benefits	$246,771,759	$233,182,553

The accompanying notes are an integral part of these financial statements.

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,
2016

Investment gains and losses:

Net appreciation in fair value of participant-directed investments	$5,499,739
Net depreciation in fair value of nonparticipant-directed investments — Janus Capital Group Inc. common stock	(955,434)
Dividends and interest	7,325,026
Net investment gains	11,869,331

Interest income on notes receivable from participants	97,932

Contributions:
Participant	12,133,376
Sponsor	6,904,216
Participant rollovers	966,123
Total contributions	20,003,715

Distributions:
Plan expenses	(70,622)
Benefits paid to participants	(18,311,150)
Total distributions	(18,381,772)

Increase in net assets	13,589,206

Net assets available for benefits:
Beginning of year	233,182,553

End of year	$246,771,759

The accompanying notes are an integral part of these financial statements.

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016 AND 2015,
AND FOR THE YEAR ENDED DECEMBER 31, 2016

1.                      DESCRIPTION OF THE PLAN

Janus 401(k) and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following brief description of the Plan is for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Eligibility — Substantially all employees of Janus Capital Group Inc. (“Janus,” the “Company” or “Sponsor”) and affiliated employers who have adopted this Plan are eligible to participate in the Plan beginning on their date of employment.

Contributions — The Plan consists of a Roth 401(k) and a 401(k) component. Participants may contribute up to 75% of their annual compensation, as defined in the Plan, subject to certain limitations as set forth by the IRS. Beginning October 1, 2016, participants may also contribute up to 25% of their annual compensation in after-tax contributions. Participants direct the investment of their contributions into various registered mutual funds offered by the Plan. Participants may also direct their investments through a trustee sponsored brokerage account, which offers more than 1,400 mutual funds.

The Sponsor contributes to the 401(k) portion of the Plan a matching contribution equal to 100% of each participant’s eligible contribution up to 4.5% of the participant’s compensation. Employees that work at least 1,000 hours during the year and remain employed on the last day of the Plan year are also eligible for an annual discretionary contribution to the Plan. The Sponsor contributions to the profit sharing portion are invested based on the direction of the participant. Contributions to the Employee Stock Ownership Plan (“ESOP”) are invested directly in Janus common stock. After three years of service, employees may transfer 100% of their ESOP balance and any future contributions to participant-directed investments. Contributions are subject to certain limitations.

Beginning in October 2016 participants could reinvest dividends earned on Janus common stock to purchase additional shares of Janus common stock.

A participant who is age 50 or older may make catch-up deferral contributions of $6,000 in 2016.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Sponsor’s contributions and may also include an allocation of Plan earnings and participant forfeitures. Plan losses, withdrawal fees and administrative expenses may be charged to participant’s accounts. Allocations are based on account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting — Participants are always 100% vested in their own contributions. Vesting in discretionary employer contributions, discretionary ESOP stock bonus contributions, and, for participants in the Plan on or after January 1, 2014, in employer matching contributions are based on years of service with Janus or a subsidiary of Janus. Participants earn one year of service for each calendar year that they work at least 1,000 hours and the vesting percentage is calculated as follows:

Cumulative
Percentage
Years of Service	Vested

After 1	20%
2	40%
3	60%
4	80%
5	100%

A participant becomes 100% vested in all contributions if employed when the participant reaches normal retirement date (age 65), loses his or her job due to job elimination (as defined by this Plan), or leaves employment due to disability (as defined by this Plan) or death, even if the participant has not yet completed five years of service.

Distribution of Benefits — Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for early distribution at age 59 1/2 in specific circumstances.

Distributions after termination of employment are made in a lump-sum payment in an amount equal to the value of the participant’s vested interest in his or her account. Terminated participants with an account balance of $1,000 or less are paid a lump-sum distribution without the request or approval of the participant. Balances exceeding $1,000 are paid upon the distribution date elected by the participant, but no later than April 1 of the calendar year following the calendar year in which the age of 70 1/2 is attained.

Distributions may also be made in the event of the financial hardship of the participant, as defined in the Plan.

Notes Receivable from Participants — Participants may only have one loan outstanding at any given time, and may borrow an aggregate amount of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest is paid ratably through payroll deductions.

Trustee — Fidelity Management Trust Company holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.

Administration of the Plan — The Sponsor has appointed an Advisory Committee to serve as fiduciary with the authority and responsibility to administer the Plan.

Plan Termination — Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or partial termination, participants will become 100% vested.

Forfeitures — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Nonvested profit sharing, ESOP and employer matching contributions amounts forfeited by employees are first applied against Plan administration expenses. Any forfeiture amounts remaining after Plan expenses have been paid will be applied against any employer contribution obligation. Should the forfeiture amounts exceed Plan expenses and the Sponsor’s contribution obligations, the excess amount will be allocated to the other participants as a part of and in the same manner as the Sponsor’s contributions for the Plan year in which the forfeitures occurred. During 2016, forfeited amounts applied against Plan expenses totaled $35,176. Forfeited amounts applied against employer contributions were $31,421 for the year ended December 31, 2016. As of December 31, 2016 and 2015, forfeited nonvested accounts totaled $526 and $1,125, respectively.

2.                      SIGNIFICANT ACCOUNTING POLICES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options as set forth in the Plan documents. Investment securities are exposed to various risks such as interest rate, market, concentration and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits. Approximately 6% and 8% of net assets available for benefits as of December 31, 2016 and 2015, were invested in Janus common stock, representing the ESOP portion of the Plan.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Plan expenses include loan, distribution and administration fees. Nonvested profit sharing and ESOP amounts forfeited by employees are used to pay administration fees. Loan and distribution fees are charged against individual participant accounts. The Plan Sponsor may at its sole discretion, but is not obligated to, pay Plan expenses. Unless paid by the Plan Sponsor, such costs and expenses are charged against Plan assets at the participant account level and deducted by the trustee.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the Plan, but have not yet been paid, as of December 31, 2016 and 2015.

Contributions — Contributions are recognized in the year to which they relate.

Income Tax Status — The IRS has determined and informed the Company by a letter dated October 14, 2014, that the Plan was designed in accordance with the applicable regulations of the IRC requirements. The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

3.                      FAIR VALUE MEASUREMENTS

Measurements of fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2016 and 2015.

	Fair value measurements
	as of December 31, 2016, using:
	Quoted prices in		Significant
	active markets for	Significant other	unobservable
	identical assets	observable inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$214,362,907	$—	$—	$214,362,907
Common stock	15,755,347	—	—	15,755,347
Money market funds	11,605,209	—	—	11,605,209
Participant-directed brokerage accounts	2,826,482	—	—	2,826,482
Total	$244,549,945	$—	$—	$244,549,945

	Fair value measurements
	as of December 31, 2015, using:
	Quoted prices in		Significant
	active markets for	Significant other	unobservable
	identical assets	observable inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$200,243,796	$—	$—	$200,243,796
Common stock	18,161,719	—	—	18,161,719
Money market funds	9,572,654	—	—	9,572,654
Participant-directed brokerage accounts	2,667,022	—	—	2,667,022
Total	$230,645,191	$—	$—	$230,645,191

There were no transfers in or out of Levels 1, 2, or 3 for the year ended December 31, 2016.

4.                      NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2016, are as follows:

Janus Capital Group Inc. common stock—at December 31, 2015	$18,161,719

Changes in net assets:
Net depreciation in fair value of investments	(955,436)
Dividends reinvested	518,384
Benefits paid to participants	(1,035,051)
Forfeitures	(9,801)
Transfers to participant-directed investments	(924,468)

Net change	(2,406,372)

Janus Capital Group Inc. common stock—at December 31, 2016	$15,755,347

During the year ended December 31, 2016, the participant-directed portion of the dividends reinvested amount noted above was $131,248 and the participant-directed portion of the benefits paid to participants amount (in the form of cash dividends) was $3,059.

5.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Janus and mutual funds and brokerage accounts managed by Fidelity Management Trust Company. Janus is the sponsoring employer of the Plan and Fidelity Management Trust Company is the trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. In addition to mutual funds managed by Janus, the Plan also holds Janus common stock. As of December 31, 2016 and 2015, the Plan held 1,187,206 and 1,288,899 shares, respectively, of Janus common stock with a cost basis of $13,126,437 and $14,146,577, respectively. During the year ended December 31, 2016, the Plan recorded dividend income attributable to Janus common stock of $518,384.

6.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2016 and 2015:

	2016	2015
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$246,771,759	$233,182,553
Deemed loan distributions	—	(3,231)
Net assets available for benefits per Form 5500	$246,771,759	$233,179,322

For the year ended December 31, 2016, the following is a reconciliation of the increase in net assets per the financial statements to net income per the Form 5500:

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$13,589,206
Prior year deemed loan distributions	3,231
Net loss per Form 5500	$13,592,437

7.                      SUBSEQUENT EVENTS

On October 3, 2016, Janus and Henderson Group plc (“Henderson”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) relating to the business combination of Janus and Henderson. The merger was effected on May 30, 2017. Under the terms of the agreement, the businesses of Janus and Henderson were combined under Henderson, which was renamed Janus Henderson Group plc (“Janus Henderson”). The merger was effected via a share exchange, with each share of Janus common stock converted into the right to receive 4.7190 Janus Henderson ordinary shares, subject to the following adjustments. Effective immediately prior to the closing of the merger, Henderson implemented a share consolidation of Henderson ordinary shares at a ratio of one Janus Henderson ordinary share for every 10 Henderson ordinary shares outstanding (so that at closing of the merger each Janus stockholder received 0.4719 Janus Henderson ordinary shares for each share of Janus common stock). Janus Henderson shares were delivered to JCG shareholders as merger consideration.

U.S. employees of legacy Henderson are expected to participate in the Plan effective July 1, 2017. Legacy Henderson registered mutual funds are expected to be offered by the Plan to participants effective July 14, 2017. Further, the legacy Henderson 401(k) plan is expected to merge into the Plan effective December 31, 2017.

Effective January 1, 2017, Janus increased its matching contribution to 5.0% of employee-eligible compensation in the Plan.

* * * * * *

SUPPLEMENTAL SCHEDULE

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

EIN 43-1804048, PLAN NO. 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

		Description of investment, including
		maturity date, rate of interest,
Identity of issue, borrower, lessor, or similar party	Shares	collateral, par or maturity date	Current value (2)

Fidelity Spartan Extended Market Index Fund (1)	34,999	Mutual Fund	1,943,820
Intech Global Dividend Fund (1)	292,244	Mutual Fund	3,556,607
Intech US Core Fund (1)	371,201	Mutual Fund	6,785,549
Intech Emerging Markets Managed Volatility Fund (1)	74,609	Mutual Fund	670,737
Intech International Fund (1)	357,581	Mutual Fund	2,603,190
Intech US Managed Volatility Fund (1)	500,744	Mutual Fund	4,822,167
Perkins Global Value Fund (1)	205,257	Mutual Fund	2,641,662
Perkins International Value Fund (1)	112,401	Mutual Fund	1,093,665
Perkins Large Cap Value Fund (1)	177,176	Mutual Fund	2,735,604
Perkins Mid Cap Value Fund (1)	333,047	Mutual Fund	5,475,287
Perkins Select Value Fund (1)	84,908	Mutual Fund	1,106,354
Perkins Small Cap Value Fund (1)	267,974	Mutual Fund	5,943,653
Perkins Value Plus Income Fund (1)	79,918	Mutual Fund	907,069
Janus Adaptive Global Allocatin N (1)	44,734	Mutual Fund	436,607
Janus Asia Equity Fund (1)	40,343	Mutual Fund	357,842
Janus Balanced Fund (1)	259,959	Mutual Fund	7,606,401
Janus Contrarian Fund (1)	432,128	Mutual Fund	8,383,283
Janus Diversified Alternatives Fund (1)	103,618	Mutual Fund	1,044,466
Janus Enterprise Fund (1)	67,129	Mutual Fund	6,408,158
Janus Emerging Markets Fund (1)	173,245	Mutual Fund	1,382,498
Janus Flexible Bond Fund (1)	566,003	Mutual Fund	5,818,513
Janus Forty Fund (1)	110,453	Mutual Fund	3,175,523
Janus Fund (1)	125,340	Mutual Fund	4,181,357
Janus Global Bond Fund (1)	112,474	Mutual Fund	1,037,012
Janus Global Life Science Fund (1)	159,251	Mutual Fund	7,212,476
Janus Global Real Estate Fund (1)	147,081	Mutual Fund	1,501,692
Janus Global Technology Fund (1)	146,793	Mutual Fund	3,399,714
Janus Global Unconstrained Bond Fund (1)	247,926	Mutual Fund	2,380,094
Janus Growth and Income Fund (1)	101,061	Mutual Fund	4,625,576
Janus High Yield Fund (1)	419,235	Mutual Fund	3,542,540
Janus International Equity Fund (1)	139,730	Mutual Fund	1,511,881
Janus Real Return Fund (1)	20,500	Mutual Fund	193,312
Janus Research Fund (1)	267,150	Mutual Fund	10,675,312
Janus Global Select Fund (1)	248,644	Mutual Fund	3,227,399
Janus Overseas Fund (1)	237,778	Mutual Fund	6,001,516
Janus Global Research Fund (1)	106,564	Mutual Fund	6,750,814
Janus Short Term Bond Fund (1)	1,332,611	Mutual Fund	4,024,486
Janus Conservative Allocation Fund (1)	21,983	Mutual Fund	262,035

(continued)

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

EIN 43-1804048, PLAN NO. 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

		Description of investment, including
		maturity date, rate of interest,
Identity of issue, borrower, lessor, or similar party	Shares	collateral, par or maturity date	Current value (2)

Janus Growth Allocation Fund (1)	121,823	Mutual Fund	1,553,247
Janus Moderate Allocation Fund (1)	63,952	Mutual Fund	777,021
Janus Multi-Sector Income Bond Fund (1)	73,993	Mutual Fund	721,433
Janus Triton Fund (1)	274,719	Mutual Fund	6,568,539
Janus Twenty Fund (1)	189,556	Mutual Fund	10,552,610
Janus Venture Fund (1)	69,271	Mutual Fund	4,568,423
Vanguard Balanced Index Institutional Fund	1,139,163	Mutual Fund	35,450,755
Vanguard Total International Stock Fund	96,837	Mutual Fund	2,385,087
Vanguard 500 Index Fund	54,698	Mutual Fund	11,298,900
Vanguard Total Bond Market Fund	279,787	Mutual Fund	2,979,730
Vanguard Emerging Markets Stock Index Fund	30,728	Mutual Fund	915,091
Vanguard Global Bond Market Fund	36,472	Mutual Fund	786,336
Vanguard Inflation-Protected Securities Fund Admiral shares	14,908	Mutual Fund	379,864
Fidelity Brokeragelink External Funds(1),(3)	102,323	Fidelity Brokeragelink Mutual Fund	1,602,760
Fidelity Brokeragelink Fidelity Funds (1),(3)	16,259	Fidelity Brokeragelink Mutual Fund	443,674
Fidelity Brokeragelink Interest-bearing cash(1),(3)	780,048	Fidelity Brokeragelink Interest-bearing cash	780,048
Janus Capital Group Inc. common stock (1),(4)	1,187,206	Common stock	15,755,347
Fidelity Retirement Money Market Fund (1)	5,043,545	Money Market Fund	5,043,545
Janus Government Money Market Fund (1)	6,561,664	Money Market Fund	6,561,664
Notes receivable from participants (5)	4.25%—9.25%	Participant loans	2,213,672

Total investments and notes receivable from participants			$246,763,617

			(concluded)

(1) Indicates a party-in-interest (Note 6).

(2) Cost information is not required for participant directed investments and is therefore not included.

(3) Fidelity Brokeragelink mutual funds and interest-bearing cash are participant-directed brokerage accounts.

(4) The cost basis of the Janus Capital Group Inc. common stock is $13,126,437.

(5) With various maturity dates ranging from 2017 to 2030.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Janus 401(k) and Employee Stock Ownership Plan

Date: June 29, 2017	By:	/s/ Karlene Lacy
Name: Karlene Lacy
Title: SVP, Tax and Compensation Accounting

INDEX TO EXHIBITS

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm.